EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	December 31,	December 31,	December 31,	December 31,	December 31,
(dollars in millions)	2015	2014	2013	2012	2011
Earnings before income taxes	$10,231	$9,656	$8,915	$8,622	$7,959
Fixed charges	957	753	839	732	594
Total earnings available for fixed charges	$11,188	$10,409	$9,754	$9,354	$8,553

Fixed Charges:
Interest expense	$790	$618	$708	$632	$505
Interest component of rental payments	167	135	131	100	89
Total fixed charges	$957	$753	$839	$732	$594
Ratio of earnings to fixed charges	11.7	13.8	11.6	12.8	14.4

The ratio of earnings to fixed charges is computed by dividing total earnings available for fixed charges by the fixed charges. For purposes of computing this ratio, fixed charges consist of interest expense plus the interest factor in rental expense.